Exhibit 99.1

Perion Successfully Refinances $25 Million Loan Facility;
Provides Increased Flexibility to Continue Technology Innovation

Demonstrates financial discipline and meets plan to continue debt reduction from $86.9
Million at the end of 2016 to $39.3 Million today

TEL AVIV, Israel & NEW YORK – December 18, 2018 – Perion Network Ltd. (NASDAQ: PERI), a global innovator in delivering digital marketing solutions for brands that are relentlessly focused on their consumer relationships, announced today that ClientConnect Ltd., an Israeli subsidiary of Perion, executed a new loan facility with Mizrahi Tefahot Bank Ltd. an Israeli bank, in the amount of US$25 million.

“Our strategy has been to both take costs out of the business and invest in technology to enable Perion to continue to stay at the leading edge of digital technology,” said Doron Gerstel, CEO of Perion. Mr. Gerstel added ”It is gratifying that the financial community recognizes our substantial progress.”

The new $25 million loan will replace two debt facilities which would now be consolidated into a single debt facility with Bank Mizrahi. The first is the existing debt of ClientConnect with Bank Mizrahi in an amount of approximately $2.5 million and the second is Undertone’s credit facility in an amount of approximately $21 million with SunTrust Bank.

Principal on the loan is payable in 12 equal quarterly instalments beginning in March 2019. Interest is at the rate of three-month LIBOR plus 5.7% per annum.

“As this new loan facility refinances two loans, it enables the group to better manage its debt service by extending the maturity date, rescheduling and redistributing principal payments on the loan and improve Perion’s flexibility related to global cash management”, commented Maoz Sigron, Perion’s Chief Financial Officer.

The credit facility is scheduled to mature on December 31, 2021.

About Perion Network Ltd.
Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter @perionnetwork.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 27, 2018. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
Investors@perion.com

Source: Perion Network Ltd.